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                              February 24, 2023

       Thomas Meyer
       Chief Executive Officer
       Altamira Therapeutics Ltd.
       Clarendon House
       2 Church Street
       Hamilton HM 11
       Bermuda

                                                        Re: Altamira
Therapeutics Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed February 16,
2023
                                                            File No. 333-269823

       Dear Thomas Meyer:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 Filed February 16, 2023

       General

   1. We note statements in numerous places throughout the registration statement stating or suggesting that your
OligoPhore and SemaPhore peptide polyplex platform
                                                        technology is "safe and
effective." By way of example only, please see the first graphic preceding the Table of
Contents and pages 1, 11, 57, and 79. Similarly, your discussions of various clinical
trials include statements that your product candidates are "safe and well tolerated" or have a
"favorable safety profile," such as on pages 55-57 and 84, 88, and
                                                        89. Please remove all
statements throughout your registration statement that state or imply your conclusions
regarding the safety or efficacy of your product candidates and
 Thomas Meyer
Altamira Therapeutics Ltd.
February 24, 2023
Page 2
      technologies, as these determinations are solely within the authority of the FDA and comparable regulatory bodies. With respect to safety, we will not object to statements that your product candidates are well-tolerated, if true, or that no serious adverse events deemed to be study related were reported. You may also present a balanced summary of objective pre-clinical and clinical data, including whether clinical trials trial met primary and secondary endpoints, without including your conclusions related to efficacy.
2. With reference to the first page of graphics, please revise these graphics to adhere to plain
      English principles or remove them. In this regard, we note that these graphics include scientific and technical information without context and as such the content is likely to be unfamiliar to the average investor. Refer to Question 101.02 of our Securities Act Forms
      Compliance and Disclosure Interpretations for guidance.
3. The pipeline table should graphically demonstrate the current status of your product candidates as well as indicate the material stages you will need to complete prior to regulatory approval and commercialization. In this regard:
          We note you have included five columns that all appear to relate to pre-clinical development, which could inappropriately create the impression of further candidate progress. The narrative discussion of your programs is a more appropriate place to make distinctions regarding different segments within a particular development phase. Please revise to combine such columns, and note that we will not object to pre-clinical stage columns of equal width labeled as "Discovery" and/or "IND-
          enabling."
          Also, please revise to add separate columns of equal width for each of Phase 1, Phase
          2, and Phase 3 clinical testing.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lauren Hamill at 303-844-1008 or Joe McCann at 202-551-6262 with any other questions.



                                                             Sincerely,
FirstName LastNameThomas Meyer
                                                             Division of
Corporation Finance
Comapany NameAltamira Therapeutics Ltd.
                                                             Office of Life
Sciences
February 24, 2023 Page 2
cc:       Alexander Dinur
FirstName LastName